UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _____________ FORM 11-K
_____________

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission File No. 001-02217

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
(Full title of the plan)

THE COCA-COLA COMPANY
(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia 30313
(Address of the plan and address of issuer's principal executive offices)

CARIBBEAN REFRESCOS, INC.
THRIFT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2004 and 2003
and for the Year Ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2004 and 2003
and for the Year Ended December 31, 2004

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	10

BANKS, FINLEY, WHITE & CO.
CERTIFIED PUBLIC ACCOUNTANTS

To the Thrift Plan Committee of
 Caribbean Refrescos, Inc.
Caribbean Refrescos, Inc.
Cidra, Puerto Rico

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year then ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

Atlanta, Georgia
June 24, 2005

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
ASSETS
Investments (Notes 3 and 4)	$23,925,247	$27,808,703

Contributions receivable:
Employer	12,912	1,747
Participants	29,381	5,733
Total contributions receivable	42,293	7,480

NET ASSETS AVAILABLE FOR BENEFITS	$23,967,540	$27,816,183

The accompanying notes are an integral part of the financial statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions to net assets attributed to:

Investment income:
Dividend income	$441,537
Interest income	63,626
Total investment income	505,163
Contributions:
Employer	524,866
Participants	1,278,917
Total contributions	1,803,783
Total additions	2,308,946
Deductions from net assets attributed to:

Net depreciation in fair value of investments (Note 3)	3,902,183
Distributions to Participants	2,244,156
Administrative expenses	11,250
Total deductions	6,157,589
Net decrease in net assets available for benefits	(3,848,643)
Net assets available for benefits, beginning of year	27,816,183
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$23,967,540

The accompanying notes are an integral part of the financial statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements
December 31, 2004 and 2003

Note 1 - Description of Plan

The following description of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the “Company”), a wholly-owned subsidiary of The Coca-Cola Company. Eligible employees may begin participating in the Plan after reaching age 18 and completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company currently contributing an amount equal to 100% of the first 3% of compensation contributed by a Participant subject to certain limitations imposed by the Puerto Rico Income Tax Act of 1954, as amended.

Participants may contribute to the Plan with “Before-Tax” dollars or “After-Tax” dollars. “Before-Tax” contributions are not subject to current federal income taxes. Participants may contribute up to 13% (10% on a “Before-Tax” basis) of their annual compensation to the Plan. For 2004, the maximum “Before-Tax” annual contribution amount was $8,000.

All contributions are paid to a trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into The Coca-Cola Company Stock Fund, and 10 mutual and collective trust funds with various investment objectives and strategies.

All Company contributions are invested in The Coca-Cola Company Stock Fund and are immediately vested to the Participants.

Participants are allowed to roll over account balances from other qualified retirement plans or Individual Retirement Accounts into the Plan.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements (Continued)

Note 1 - Description of Plan (Continued)

Valuation of Participant Accounts

Participant account balances are valued based upon the number of units of each investment fund credited to Participant accounts. Units are revalued on a daily basis to reflect earnings and other transactions. Participant account balances are updated on a daily basis to reflect transactions affecting account balances.

Participant Loans

Participants may borrow from their account balances subject to certain limitations. Participant loans may be taken from a combination of “Before-Tax”, “After-Tax” and rollover account balances.

The following applies to Participant loans:

(a)
The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)	The minimum amount that a Participant may borrow is the lesser of 50% of their account balance or $1,000.
(c)	The loan interest rate is the prime rate (as published in The Wall Street Journal at the inception of the loan) plus 1%.
(d)	The loan repayment period is one to five years for a general purpose loan and one to 15 years for a loan used to purchase or build a principal residence.

Payment of Benefits

Generally, payments from the Plan are made in a single lump sum upon a Participant’s retirement, termination or disability. However, if a Participant dies, the surviving spouse or other designated beneficiary may choose to receive payment from the Plan in up to 10 annual installments.

Administration

The Company is the named plan administrator as defined in ERISA Section 3(16)(A). However, the Thrift Plan Committee of Caribbean Refrescos, Inc. (the “Committee”), on behalf of the Company and as designated in the Plan document, has substantial control of and discretion over the administration of the Plan.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements (Continued)

Note 1 - Description of Plan (Continued)

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written document approved by the Committee. In the event of termination, the Committee may either:

(a)	continue the trust for as long as it considers advisable, or
(b)
terminate the trust, pay all expenses from the trust fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments

All investments are stated at fair value. The investments in common stock of The Coca-Cola Company and the mutual funds are determined at the quoted prices in active markets at the last reported sales price on the last business day of the Plan year. Participant loans are valued based upon remaining unpaid principal plus any accrued but unpaid interest.

Administrative Expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document.  All other administrative expenses were paid by the Company.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements (Continued)

Note 3 - Investments

The fair value of investments at December 31 is as follows:

	2004	2003

Participant-directed investments	$11,641,026	$11,910,292
Nonparticipant-directed investments	12,284,221	15,898,411
	$23,925,247	$27,808,703

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 is as follows:

	2004	2003

Common stock of The Coca-Cola Company	$17,933,640	$22,591,616
AIM Money Market Fund	1,639,528	1,539,405

Investments in common stock of The Coca-Cola Company include both participant-directed and nonparticipant-directed investments.

During the year ended December 31, 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market price as follows:

Common stock of The Coca-Cola Company	$(4,082,004)
Mutual funds	112,159
Collective trust funds	67,662
$(3,902,183)

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements (Continued)

Note 4 - Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2004	December 31, 2003

Net assets, at fair value:
The Coca-Cola Company Stock Fund	$12,284,221	$15,898,411

	Year Ended December 31, 2004

Changes in net assets:
Contributions	$524,866
Dividends	296,006
Net depreciation	(2,674,976)
Distributions to Participants	(1,137,875)
Transfers to other investment funds	(617,941)
Administrative expenses	(4,270)
Net decrease	$(3,614,190)

Note 5 - Transactions with Party-in-Interest

The Plan received dividends on common stock of The Coca-Cola Company during 2004 of $441,537. During 2004, the Plan sold 14,472 shares of common stock of The Coca-Cola Company for proceeds of $575,972, resulting in a gain of $242,195 based on historical cost. The Plan held 430,683 and 445,155 shares of common stock of The Coca-Cola Company as of December 31, 2004 and 2003, respectively, with a fair value of $17,933,640 and $22,591,616, respectively.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements (Continued)

Note 6 - Income Tax Status

The Plan qualifies under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the “Act”), as amended, (for applicable tax years) and Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended, (for applicable tax years) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the applicable tax requirements to maintain its qualification. The Plan obtained a determination letter on October 19, 1990, in which the Puerto Rico Department of the Treasury ruled that the Plan, as then designed, was in compliance with the applicable requirements of the Act. The Plan has been amended subsequent to receiving this determination letter. The Plan obtained letters on October 22, 1998 and September 27, 2000, in which the Puerto Rico Department of the Treasury ruled that the amendments do not affect the qualified status of the Plan. The Committee believes that the Plan is currently designed and being operated in material compliance with the applicable tax requirements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
EIN: 66-0276572  PN: 001

	Schedule H, line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2004

(a)	(b) Identity of issue, borrow, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Short-Term Investment:
	Federated Investors, Inc.	Federated Government Obligation Fund #5	$498,994	$498,994

	Common Stock:
*	The Coca-Cola Company	Common stock	9,933,133	17,933,640

	Mutual Funds:
	AIM Advisors, Inc.	Money Market Fund	1,639,528	1,639,528
	AIM Advisors, Inc.	Dynamics Fund	417,099	364,029
	AIM Advisors, Inc.	Total Return Fund	264,272	277,933
	AIM Advisors, Inc.	Income Fund	157,833	158,352
	AIM Advisors, Inc.	Intermediate Government Fund	778,431	769,065
	AIM Advisors, Inc.	Blue Chip Fund	883,411	756,830
	AIM Advisors, Inc.	Global Growth Fund	169,301	173,035
	AIM Advisors, Inc.	Basic Value Fund	291,183	328,442
	Total Mutual Funds		4,601,058	4,467,214

	Collective Trust Funds:
	INVESCO	Structured Small Cap Value Equity Trust	222,043	300,056
	INVESCO	International Equity Trust	131,198	138,150
	Total Collective Trust Funds		353,241	438,206

	Participant Loans:
*	Loans to Participants	Loans with interest rates ranging from 5.00% to 10.50%. Maturities through 2015.	-	587,193

	Total Assets (Held at End of Year)		$15,386,426	$23,925,247

	*Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee of Caribbean Refrescos, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
  (Name of Plan)

              By: /s/ Candido Collazo
                     Candido Collazo
                       Chairman, Thrift Plan Committee of
                       Caribbean Refrescos, Inc.

Date: June 28, 2005

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm